UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 25, 2014

Internet Patents Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	0-26083 (Commission File Number)	94-3220749 (I.R.S. Employer Identification No.)

101 Parkshore Dr., Suite 100 Folsom, California 95630 (Address of principal executive offices, including zip code)

(916) 932-2860 (Registrant’s telephone number, including area code) Not Applicable (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On November 25, 2014, Internet Patents Corporation (“IPC”) entered into stock purchase agreements (the “Honig Purchase Agreements”) with Barry Honig and certain of his affiliates, pursuant to which IPC agreed to repurchase an aggregate of 492,178 shares of IPC common stock at a price of $3.00 per share, for a total purchase price of $1,476,534. The purchase of such shares was completed on December 1, 2014.

On November 30, 2014, IPC entered into a stock purchase agreement (the “Frost Purchase Agreement”) with Frost Gamma Investments Trust, pursuant to which IPC agreed to repurchase 500,000 shares of IPC common stock at a price of $3.00 per share, for a total purchase price of $1,500,000. The purchase of such shares was completed on December 1, 2014.

The foregoing descriptions of the Honig Purchase Agreements and Frost Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Honig Purchase Agreements and the Frost Purchase Agreement, a form of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and are incorporated herein by reference.

Item 8.01.   OTHER EVENTS.

On November 30, 2014, IPC entered into a stock purchase agreement with an IPC stockholder and certain of his affiliates, pursuant to which IPC agreed to repurchase an aggregate of 186,086 shares of IPC common stock at a price of $3.00 per share, for a total purchase price of $558,258. The purchase of such shares was completed on December 1, 2014.

As previously announced on November 11, 2014, IPC and Prism Technologies, LLC ("Prism") have entered into a definitive agreement to merge (the “Merger”). Following the Merger, Prism will be wholly owned by IPC and will operate the patent licensing business for all Prism and IPC patents. As a result of the stock repurchases described above in this Current Report on Form 8-K, Prism's former equity owners are currently expected to own approximately 34.7% of the outstanding common stock of the combined company (or approximately 34.4% of the outstanding common stock of the combined company calculated on a fully diluted basis) immediately following the closing of the Merger.

Additional Information about the Merger and Where to Find It

In connection with the Merger, IPC and Prism intend to file a registration statement on Form S-4 that will contain a prospectus and proxy statement with the Securities and Exchange Commission (“SEC”) in connection with the transaction. Before making any voting or investment decision, investors and security holders of IPC and Prism are urged to read these materials carefully and in their entirety when they become available because they will contain important information about IPC, Prism and the transaction. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by IPC with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by IPC by directing a written request to: Internet Patents Corporation, 101 Parkshore Dr., Suite 100, Folsom, CA 95630. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction. Until the registration statement is declared effective by the SEC, further information concerning the transaction will only be available through filings with the SEC.

Participants in the Solicitation

IPC and its directors and executive officers and Prism and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IPC in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of IPC is also included in IPC’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 26, 2014. This document is available free of charge at the SEC web site (www.sec.gov) and from Investor Relations at IPC at the address described above.

Item 9.01.   FINANCIAL STATEMENTS AND EXHIBITS.

 Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INTERNET PATENTS CORPORATION

Date: December 2, 2014	By:	/s/ L. Eric Loewe
Name: L. Eric Loewe Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1

Form of Stock Purchase Agreement: a), dated November 25, 2014, entered into by and between Internet Patents Corporation and each of Barry Honig , Barry and Renee Honig Charitable Foundation and GRQ Consultants, Inc. Roth 401K FBO Barry Honig ; and b) dated November 30, 2014, entered into by and between Internet Patents Corporation and Frost Gamma Investments Trust.

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